TRANSGLOBE ENERGY CORPORATION PROVIDES CAPITAL PROGRAM AND
GUIDANCE FOR 2011 AND NOTICE OF PARTICIPATION AT
GLOBAL ENERGY CONFERENCE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 29, 2010 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce an increased Capital Budget, estimated production and funds flow from operations Guidance for 2011. All dollar values are expressed in United States dollars unless otherwise stated.

2011 Capital Budget

TransGlobe has set its initial 2011 Capital Budget at $90.0 million (firm plus contingent) representing a 28% increase over the 2010 Capital Budget. The majority of the Capital Budget is dedicated to the Arta/East Arta development project.

Summary of capital expenditures and wells:

	Firm & Contingent ($MM)			Number of Wells
	Total	Development	Exploration	Total	Development	Exploration
West Gharib	62.6	54.5	8.1	44	35	9
East Ghazalat	9.8	8.0	1.8	6	5	1
Nuqra	4.2	-	4.2	2	-	2
Total Egypt	76.6	62.5	14.1	52	40	12
West Yemen	9.8	6.7	3.1	8	5	3
East Yemen	1.9	1.0	0.9	1	-	1
Total Yemen	11.7	7.7	4.0	9	5	4
Corporate	1.7	1.7	-
Total Budget	90.0	71.9	18.1	61	45	16

It is anticipated the Company will fund its 2011 Capital Budget from funds flow from operations and working capital. Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2011 Guidance - Production and Funds Flow from Operations

TransGlobe is forecasting base production guidance for 2011 at 13,000 to 13,500 barrels of oil per day (“Bopd”). The mid-point of 13,250 Bopd represents a 33% increase over the estimated 2010 production of 10,000 Bopd. This forecast excludes any production contribution from the East Ghazalat project.

The East Ghazalat project could contribute an additional 600 to 1,000 Bopd in 2011 based on internal estimates. The operator, Vegas Oil and Gas SA, has indicated it plans to file for an early production approval by the first quarter of 2011. TransGlobe will update production guidance following approval by the Egyptian Government.

Base Assumptions:

  West Gharib Production: 10,350 Bopd.
  West Yemen Production: 2,400 Bopd.
  East Yemen Production: 500 Bopd.
  No production assumed from East Ghazalat, pending government approval.
  No production assumed from Exploration wells.
  Average Nukhul development well initial rate of 220 Bopd with an approximate decline of 60% in the first year.

Although several scenarios exist which could improve the current estimate, the Base forecast has been used to provide 2011 guidance until longer production histories and additional well results support a revised forecast.

Funds flow from operations is forecast to be $101 million ($1.43/share) based on an average Dated Brent oil price of $75.00/Bbl using the mid-point of production guidance of 13,250 Bopd. The 2011 funds flow from operations sensitivity to a change in oil price is approximately $13 million per $10.00 change in Dated Brent. Funds flow from operations would be $114 million ($1.62/share) at $85.00/Bbl Dated Brent and $88 million ($1.25/share) at $65.00/Bbl.

The East Ghazalat development could add an additional $7 million ($0.10/share) of funds flow from operations in 2011, assuming it proceeds as planned.

INVESTOR PRESENTATION – CANACCORD GENUITY GLOBAL ENERGY CONFERENCE

Mr. Clarkson will make a presentation on the Company at the Canaccord Genuity Global Energy Conference in Miami, Florida on November 30, 2010 at 3:20 PM Eastern Time (1:20 PM Mountain Time). Investors may register directly for the live web cast at: http://www.wsw.com/webcast/canaccord3/.

Links to the webcast of Mr. Clarkson’s presentation will also be provided on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com